

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CHANGE IN DIRECTORSHIP

The directors of SUNDAY Communications Limited (the "Company") announce that Mr Hongqing Zheng resigned as Non-executive Director of the Company with effect from 16 January 2006.

The directors of the Company announce that due to personal reasons, Mr Hongqing Zheng ("Mr Zheng") has given notice of his resignation as Non-executive Director of the Company with effect from 16 January 2006. Mr Zheng confirmed that there is no disagreement with the board of directors of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the directors of the Company would like to express their sincere gratitude to Mr Zheng for his valuable contributions to the Company.


By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman


Hong Kong, 16 January 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Alexander Anthony Arena (Chairman); Chan Kee Sun, Tom; Chan Wing Wa;
Chow Ding Man, Gary; Hui Hon Hing, Susanna; Kwok Yuen Man, Marisa

Independent Non-executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen